July 1, 2005


Mary Beth Breslin
Attorney-Advisor
US Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

         Re:      International DisplayWorks, Inc.
                  Form 10-K for fiscal year ended October 31, 2004
                  Filed January 3, 2005 Form 10-Q for period ended April 30, 2005 Filed June 6, 2005 Form 8-K filed June 6, 2005 SEC File No. 0-27002

Dear Ms. Breslin:

     On behalf of International DisplayWorks, Inc. ("Company"), we are filing an amendment to our annual report for the year ended October 30, 2004 on Form 10-K/A and an amendment to our quarterly report for the period ended April 30, 2005 on Form 10-Q/A in response to the Staff's letter dated June 17, 2005, and the comments contained in that letter. Further responses to the Staff's letter and comments will be provided below in the order in which they were provided in the Staff's letter in connection with the review of the above-referenced filings. For the Staff's convenience, we have re-inserted the Staff comment before our response, where meaningful. All responses are numbered to correspond to the numbered Staff comments in the June 17, 2005 letter.

Form10-K for the fiscal year ended October 31, 2004
---------------------------------------------------

Item 1. Business, page 1
------------------------

1. We note your disclosure on page 3 that the current focus of the company's business is the "small form factor" LCD market. Please revise to explain what this is to provide investors an understanding of the company's target market. Also revise to provide the basis for your estimate of the size of this market and the LCD module market.

     Response: Noted. We have revised the item in our Form 10-K/A to further define small form factor (LCDs that are 7" or smaller, on page 1) and the sources for the market estimate for such displays.

Our Customers, page 6
---------------------

2. Please revise to identify the customers who account for 10% or more of total sales. For example, we note that one of your customers accounted for 16% of total sales in fiscal 2004.

     Response: We amended the report to provide the customer names.

Backlog, page 10
----------------

3. We note that most orders are subject to cancellation by your customers. Please revise to discuss, if material, the percentage of backlog orders that have been cancelled in recent fiscal quarters.

     Response:   We  noted  the   comment  and  added   additional   disclosure.
     Supplementally, we note that such cancellations have historically not been material.

Item 6. Selected Financial Data, page 16
----------------------------------------

4. With respect to the quarterly data presented on page 17, please revise to explain the effect of any unusual or infrequently occurring items recognized in each quarter as well as the aggregate effect and nature of any year-end or other adjustments that are material to the results of that quarter. See Item 302 (a)(3) of Regulation S-K for guidance. For instance, we see the litigation charge in fiscal 2004.

     Response: Other than the litigation charge, which was previously disclosed and identified as non-recurring and related to discontinued operations, there are no other unusual or infrequently occurring items that would be material or otherwise enhance the disclosures made. We have added a footnote to identify the litigation expense in light of other comments and amendments made with respect to the litigation expense in the financial statements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Overview, page 18
-----------------

5. Please reviseh your MD&A to include quantified disclosure about significant asset and business acquisitions, including how you valued and financed those transactions. For instance, with respect to the second LCD line, disclose what you paid for the acquired assets, how you determined the fair values recorded in the financial statements and how you financed the purchase. If significant, please also make disclosure about the costs of installation and costs to bring the assets to production, including disclosure about the underlying accounting for those costs.

     Response: The Staff comment was noted. We reviewed our disclosure and revised it accordingly to break out expenses associated with the purchase of the LCD equipment line.

Critical Accounting Policies and Estimates, page 19
---------------------------------------------------

6. With respect to inventories, please revise to include disclosure about how you estimate and record inventory reserves, including how your methods are faithful to the requirements of SAB Topic 5-BB. Your disclosure should more fully address the nature and extent of management estimates and judgments inherent to that process. In general, critical accounting policy disclosure should provide insight about complex judgments and estimated that underlie your key accounting policies, including disclosure about the susceptibility of estimates to change. That information should generally expand upon and not merely repeat your basic accounting policies. Refer to FR-60 and Exchange Act Release 34-48960 for further guidance. Apply the substance of the general guidance and revise, as relevant, to each of the policies you identify as critical.

     Response: We have reviewed Release 34-48960 and expanded the disclosure to further explain our assumptions and judgments.

7. With respect to inventory, we see from the Qualifying Accounts schedule (page F-31) that the amounts "charged" to costs and Expenses in fisca1 2002 and in fiscal 2004 are credits to earnings. As provided by SAB Topic 5-BB, inventory charges are permanent reductions to inventory lost that should not be reversed until the related inventory is sold or otherwise disposed. Under that guidance, the inventory provision should not be a credit to earnings. Please tell us how your method is faithful to that requirement. If necessary, the Qualifying Accounts schedule should be revised to present inventory reserve activity on a gross basis.

     Response: We reviewed SAB Topic 5-BB and revised the schedule of qualifying accounts accordingly, consistent with the Staff comment.

Results of Operations, page 20
------------------------------

8. Please expand to present disclosure about the legal matter responsible for the $625,000 charge. MD&A should provide full and transparent disclosure about material unusual items included in your operating results until those items no longer appear in earnings. Please revise to expand, as appropriate.

     Response: The disclosure with respect to the litigation was made in conjunction with the Company's quarterly report for the period ended April 30, 2004, Note 10. There is no ongoing impact of the litigation on financial results, as previously noted. Nevertheless, we have amended the report to include the nature of the litigation settlement previously disclosed.

9. We refer to the disclosure about the goodwill impairment (page 23). Please revise to present disclosure about the underlying business and operational conditions leading to material impairment charges.

     Response: During the year, the Company identified triggering events, including the continued decline in market price and the continued decline in operating performance, that indicated the goodwill might be impaired. As such, the Company engaged CBIZ to evaluate and perform a formal valuation. That report indicated that the goodwill was permanently impaired. Based on a review of the report and further analysis of the operations, the Company determined that the goodwill was permanently impaired, adopting the report's conclusions.

Liquidity and Capital Resources, page 23
----------------------------------------

10. Please revise to present a discussion of cash flows from operating activities. That discussion should identify and analyze the underlying drivers of operating cash flows, in general, and specific to the relevant periods presented. Please note that the form of the cash flow statement should not drive the substance of this discussion and that it is insufficient to present a narrative that merely lists items from that Statement. Refer to FR.72 for guidance.

     Response: The Staff comment was noted, and we expanded our disclosure.

11. As a related matter, when necessary for an understanding of operating cash flows, please revise to also identify and describe reasons for significant changes in the components of working capital.

     Response: Disclosure has been added. The comment was noted, and we will also treat it as a future comment that we will expand on in future reports, as appropriate and necessary for an understanding of operating cash flow.

12. Please revise to include the tabular disclosure of contractual obligations required by Item. 303 (a)(5) of Regulation S-K.

     Response: The tabular listing of contractual commitments was added.

13.  We see the expenditures  related to the second LCD line. Please revise MD&A
     to  include   disclosure   about  any  material   commitments  for  capital
     expenditures. Refer to Item 303 (2)(i) of Regulation S-K.

     Response: Out MD&A was revised to include the material commitments for capital expenditures, in line with Item 303 of Regulation S-K.


14. Please revise to make quantified disclosure about unused credit lines and borrowing capacity at year end. Refer to Item 303(a)(l) to Regulation S-K.

     Response: The comment is noted and additional disclosure was added.

15. Revise to discuss the material terms of your credit facility with Wells Fargo, such as the term of the agreement, the interest rate, any assets that secure the facility, and any financial covenants that you must maintain. For instance, we note your disclosure in Note 10 to the financial statement that this facility is secured by your accounts receivable, inventory, equipment and intangibles.

     Response: In connection with Comment 14, additional disclosure was added.

Financial Statements, page F-1
------------------------------

Report of Independent Registered Public Accounting Firm, page F-2
-----------------------------------------------------------------

16. We see that you are a domestic U.S. registrant while your auditor is located in Hong Kong. The Staff interprets Article 2 to Regulation S-X to require that the audit report on the financial statements of a domestic registrant be ordinarily rendered by an auditor licensed in the U.S. Tell us why you have selected an auditor located in Hong Kong. Please also respond to the following:

     o Tell us where each of your executives, including your principal accounting officer, currently resides and the location of their primary office. Clarify the proportion of their work time spent in the U.S., China and Hong Kong.

     o Describe the organization and location of your accounting function, including the location of your accounting records. Identify where the majority of the audit field work is completed. Tell us whether your underlying accounting records reflect US GAAP. If not, please explain.

     o In Rule 3400T the PCAOB adopted, on an interim basis, the quality control standards of the SEC Practice Section. Tell us who performed the U.S. GAAP quality review of your financial statements and describe that person's expertise in U.S. GAAP, OMS and PCAOB Standards.

     o Describe the nature and extent of involvement of Grant Thornton's U.S. practice in completion of the audit.

     For guidance refer to the document "International Reporting and Disclosure Issues in the Division of Corporation Finance", dated November 1, 2004, available on our web-site at www.sec.gov.

     Response: In response to the Staff comment, we note that our principal operations are in Shenzhen, China, including 100% of the captive manufacturing, and the majority of the Company's employees. In addition, the Company's CFO was located in Shenzhen. Grant Thornton's Hong Kong office was chosen as the Company's auditor due to their close proximity to the Company's operations, where the majority of the audit field work would occur. As further described below, Grant Thornton's Hong Kong office has a close working relationship with its U.S. offices, including accountants licensed within those jurisdictions.

     o Presently, our Chief Executive Officer and Chief Financial Officer reside in the Place County and Sacramento County, California, areas, in proximity to the Company's corporate headquarters. Since the change in location, both executives continue to spend more than 20% of their time physically in our Shenzhen, Beijing, or Hong Kong offices. Both executives also devote approximately 20% of their time to other travel associated with customers, corporate operations, and business development. The remaining time is spent in the U.S. office located in Roseville, California. With the more recent change in the location of our Chief Financial Officer, we are currently evaluating our audit firm relationship to determine if the Hong Kong office or the U.S. office can best meet our needs.

     o The Company is primarily organized around 4 locations (with the recent addition of Beijing), which include the Roseville, California corporate office, the Shenzhen, China manufacturing operations, the Hong Kong business office, and the newly acquired facility located in Beijing, China. Primary accounting functions occur in Shenzhen, Hong Kong, and Beijing, with world-wide accounts reporting and consolidation occurring in our Roseville, California office. Our underlying accounting records reflect U.S. GAAP.

     o The work performed by Grant Thornton - Hong Kong is reviewed in the field by a Senior Manager from Grant Thornton - U.S. who is seconded to Hong Kong on a multi-year rotation. The Senior Manager has over ten years of experience with Grant Thornton - US and whose experience has been mainly in the manufacturing and distribution sector. He is licensed in the states of Alabama and Florida and has specific experience in the audits of public companies. A technical review of the financial statements is performed pursuant to Grant Thornton U.S.'s gatekeeper responsibilities by the U.S. Managing Partner of

          International Client Services. She is also consulted for concurrence on all significant accounting and auditing matters. If necessary, she has other technical resources to draw upon, such as, Grant Thornton's Managing Partner of Professional Standards and Partner in Charge of SEC/Regulatory.

     o In addition to the technical review by the International Client Services Managing Partner, Grant Thornton (San Francisco) performs audit procedures that are tailored by Grant Thornton (Hong Kong) to address areas of the audit that are handled solely by International Displayworks - corporate headquarters. These procedures are reviewed by a U.S. Senior Manager in San Francisco prior to being sent to the Hong Kong office for final review by the the U.S. Senior manager on secondment in Hong Kong, Engagement Partner in Hong Kong, and Concurring Review Partner in Hong Kong.

Consolidated Statements of Operations, Page F-4
-----------------------------------------------

17. With respect to the litigation charge in 2004 and the "reversal" of accrued expenses in 2003 tell us why these items are not operating expenses. In general, we believe that charges and credits arising from activities normally reported in operating income should be also operating items for income statement purposes. Accordingly, litigation and other charges are often operating expenses. Refer by analogy to SAB Topic 5-P.

     Response: We reviewed the Staff comment, and after further consideration we reversed the expenses, as evidenced in the change to the Consolidated Statement of Operations.

18. As a matter related to the $150,000 adjustment, tell us why you believe you have been relieved of these obligations and tell us why the accounting, including timing, is appropriate in GAAP.

     Response: These liabilities accrued for operating expenses of Morrow Snowboards, Inc. for the operating period 1997 through 1999. We never received monthly statements, collection activity, or any other contact from the vendors. After four years and passing of the statute of limitations, the Company changed its estimate of the amounts that would ultimately be payable with respect to the previously recorded accrual, and elected to reverse the accrual. As this accrual related to the SG&A expense, that is the line item within operating expenses where the accrual was reversed.

Consolidated Statements of Cash Flows, page F-6
-----------------------------------------------

19. The untitled sub-total of net income (loss) and "adjustments to reconcile net loss to net cash provided by (used in) operating activities" is not contemplated in F AS 95. As well, that sub-total appears to be a non-GAAP measure embedded on the face of the statement of cash flows. Pursuant to
     Item 10(e)(ii)(C) to Regulation S K you may not present a non-GAAP measure on the face of the basic financial statements. Please revise to delete the referenced sub-total.

     Response: The Staff comment was noted, and the line sub-total was removed.

Note 2. Liquidity,  page F-7
----------------------------

20. You attribute $24 million of the accumulated deficit to discontinued operations. Please tell us about the basis for that assertion. Identify the business or operations responsible for the losses and tell us why it is appropriate to attribute those losses to discontinued operations, If these losses related to the prior snow board business, tell us why that deficit continues to be reported in your financial statements. That is, tell us how the merger was accounted for and support that your presentation is appropriate in GAAP. For instance, please tell us whether and how you applied reverse merger accounting. Please revise to provide clarifying disclosure about the nature of the operations responsible for those losses. However, please note that we may have additional comments about the presentation upon review of your response.

     Response: Morrow Snowboards, Inc. acquired all outstanding shares of International DisplayWorks, Inc. in 1999, and maintained that entity as a wholly owned subsidiary. The acquisition was recorded using purchase accounting and was not a merger. Therefore, the retained earnings balance of Morrow Snowboards remained on the books. Thereafter, Morrow Snowboards, Inc. re-domiciled as a California corporation, and changed its name to Granite Bay Technologies, Inc. The $24-million of accumulated deficit referred to as discontinued operations is from the former snowboard operations of Morrow Snowboards. Since the acquisition of International, Inc. was a purchase and accounted for using the purchase method of accounting, the retained earnings would be unaffected and remained on the books of Granite Bay Technologies (formerly Morrow Snowboards, Inc.). Reverse merger accounting did not apply. Subsequently, approximately 18-months later, Granite Bay Technologies, Inc, re-domiciled to Delaware and eliminated part of the holding company structure by merging into its subsidiary International DisplayWorks, Inc., on October 31, 2001. This was simply corporate restructuring of the organization and re-domicile to Delaware, and not a true merger or acquisition. The share capital on International DisplayWorks, Inc.'s books was eliminated against the investment on the books of Granite Bay Technologies, Inc. The accumulated deficit of Granite Bay Technologies, Inc. and its related capital accounts became those of International DisplayWorks, Inc.

Note 3. Summary of Significant Accounting Policies
--------------------------------------------------

Revenue Recognition, page F-10
------------------------------

21. Please revise to clarify why shipment is the appropriate point for revenue recognition. Your expanded disclosure should clarify how the terms of your arrangements with customers support your disclosed policy. That disclosure should also clarify how your specific arrangements conform to four points you cite from SAB 104.

     Response: All purchase orders terms are standard, FOB at the Company's factory, collectability is reasonably assured, there are no continuing services or other performance criteria associated with such sales, and the shipments meet the criteria cited in SAB 104. Additional disclosure was added both here and in the MD&A to further clarify this point.

22. Please revise to make more specific disclosure about the nature and extent of discounts and rebates, including how these items are estimated.

     Response: We reviewed the Staff comment against our practices and arrangements, and note the following supplementally: We do not, except for accelerated cash payment as noted, provide discounts. With respect to rebates, we have on occasion allowed for a rebate of certain tooling expenses once high quantity thresholds for sales related to that tooling have been met. This practice is limited and additional disclosure would not add meaningful understanding to our operations.

23. Please revise to also make more specific disclosure about your return policies and practices. Clarify how potential returns are estimated and recorded, including timing. If you do not provide an allowance for returns at shipment, tell us why that practice is appropriate.

     Response: We allow for "replacement" of customer products for defects only. Customer products are "custom" or "particular" to a customer's design, and cannot be returned as they cannot be used for different customers. Our purchase terms, as outlined in conjunction with other comments herein, provide for payment of special order parts in inventory, work in process associated with a cancelled order, and for finished product prior to any cancellation. No additional disclosure appeared necessary in light of the disclosure added in other parts.

Note 8. Accrued Liabilities, page F-18
--------------------------------------

24. Please expand to clarify the nature of and accounting for the item "accrued acquisition costs."

         Response: The comment was noted, and additional disclosure was added to indicate that it was related to the purchase of the LCD equipment line.

Note 9. Long Term Debt, page F-18
---------------------------------

25. With respect to the collateralized notes issued with the 200,000 warrants, please revise to disclose the fair value assigned to the warrants, including disclosure about the mode applied and underlying assumptions. Please revise to make similar disclosure about the 228,437 warrants issued with the debt extension. In general, the notes to financial statements should include full disclosure about warrant issues, including the business purpose, the terms and conditions, the fair value assigned, the model applied and the underlying valuation assumptions. If not apparent, those disclosures should also clarify the underlying accounting. Also apply with respect to warrant transactions described in Note 12.

     Response:  The comment was noted and additional disclosure added, including
     Note 12.

Note 12. Stockholders' Equity, page F-25
----------------------------------------

26. For warrants, please revise to include a tabular roll-forward for each income statement period in a format similar to that used for options. Please ensure that the narrative disclosures about individual warrant transactions are complete under FAS 123.

     Response: A tabular roll-forward was added.

27. With respect to shares issued for services or other non-cash consideration, please expand the footnotes to disclose the assigned fair value and how that fair value was determined. For instance, we presume that the share price for the 68,000 shares issued in November 2003 was determined based on the quoted market price of your stock on the date of grant.

     Response: The shares issued were valued based on the closing price for the Company's common stock on the date of grant. The report was amended to add this information.

28. With respect to the private placements, please revise to disclose how the placement agents were compensated. If with warrants, make disclosure about the terms and conditions of those warrants.

     Response: Additional disclosure was added to include information previously disclosed in connection with the placements and compensation.

Note 13. Income Taxes, page F-2
-------------------------------

29. We see your operations in China. Please revise to make disclosure about any tax holidays. Refer to SAB Topic 11-C.

     Response: We referred to SAB Topic 11-C and considered the comment. We do not have any tax holidays for our operations in China. Accordingly, no additional disclosure was made.

Item 9A. Controls and Procedures, page 39
-----------------------------------------

30. We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that the company's controls and procedures are "effective in timely alerting them to material information required to be included in this Form 10-K." Please revise your filing to clarify, if true, that your officer's conclusion as to the effectiveness of the company's controls and procedures contemplates the full definition of disclosure controls and procedures set forth in Rule 13a-5(e) of the Exchange Act. Disclose, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that the information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that they are effective to ensure that information required to be disclosed in reports filed under the Exchange Act is accumulated and communicated to management, including your Chief Executive and Chief Financial Officers, as appropriate to allow timely decisions regarding required disclosure.

     Response: Additional disclosure was added, confirming each of the aspects of the disclosure controls and procedures within the full definition of Rule 13a-5(e).

31. Please revise your filing to provide the disclosure required by Item 308 of Regulation S-K.

     Response: Release Nos. 33-8392 and 34-49313 provide that a company that is an "accelerated filer," as defined in Exchange Act Rule 12b-2, must begin to comply with the management report on internal control over financial reporting requirement and the related registered public accounting firm report requirement in Items 308(a) and (b) of Regulations S-K for its first fiscal year ending on or after November 15, 2004. With respect to Item 308(c), we have added disclosure with respect to changes in internal controls or other factors that may affect the assessment.

Part III

32. Tell us the authority on which you rely for your statements that you have 180 days after fiscal year end in which to file the Part III information that is forward incorporated by reference to your definitive proxy statement.

     Response: The 180-day reference was a typographical error. The correct date of 120-days has been inserted on the Form 10-K/A in the appropriate sections.

Form 10-Q for the period ended April 30, 2005
---------------------------------------------

Consolidated Statement of Cash Flows, page 5
--------------------------------------------

33. The untitled sub-total of net income (loss) and "adjustments to reconcile net loss to net cash provided by (use in) operating activities" is not contemplated in FAS 95. As well, that sub-total appears to be a non-GAAP measure embedded on the face of the statement of cash flows. Pursuant to
     Item 10(e)(ii)(C) to Regulation S-K you may not present a non-GAAP measure on the face of the basic financial statements. Please revise to delete the referenced sub-total.

     Response: The non-GAAP subtotal was removed.

Note 2. Organization, page 7
----------------------------

34. With respect to the acquisition of Three-Five Systems, please expand to provide the pro forma data required by paragraph 58 to FAS 141. Please note that we may have comment on acquisition financial statements and Article 11 pro forma financial statements once those items have been filed.

     Response: We amended our Form 10-Q to include the pro forma financial information.

Note 8. Stockholders' Equity, page 9
------------------------------------

34. Please provide footnote disclosure about the transactions responsible for the stock compensation expense totaling $214,000 during the first six months fiscal 2005.

     Response: Additional disclosure was added to tie the footnote to the financial statements with respect to the $214,000 total.

Form 8-K dated June 6, 2005
---------------------------

35. We see disclosure of EBITDA all adjusted net income. Under Item 2.02 of Form 8-K, disclosures "furnished" should include the information about non-GAAP measures required by Item 10(e)(1)(i) to Regulation S-K. Accordingly, if you present EBITDA (or any other non-GAAP measure) in an earnings release, that release should include reconciliation of the non-GAAP measure to the most directly comparable GAAP measure and present statements disclosing the reasons why management believes the presentation of the non-GAAP financial measure provides useful information to investors regarding financial condition and results of operations. You should also make disclosure about the purposes for which you use the non-GAAP measure. Those disclosures should be specific and substantive in nature. Appropriately revise future filings. Show us how you intend to apply this comment.

     Response: We have reviewed the comment and will note it for future reference. We do not intend to use non-GAAP measures in the future, and will review our press releases and disclosure with the comment in mind. Further, we have reviewed Regulation G and Release No. 33-8176, and will insure compliance with the guidance set forth therein to the extent we may deem non-GAAP measures meaningful to an understanding of the Company's operations.


     We believe that the foregoing and the amendment made to the above referenced reports address the Staff's comments. As a courtesy, we are sending via overnight courier paper copies of the amendments (including a copy marked to show changes) and this response to you. Should you have any further questions, please do not hesitate to contact me.

                                 Sincerely,


                                 /s/ Jeff Winzeler
                                 --------------------------------
                                 Jeff Winzeler, CFO
                                 International DisplayWorks, Inc.


Attachments

Cc:      Traci Hornfeck
         Thomas Lacey, CEO
         David C. Adams, Esq.
         Stephen Weatherseed